UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 17, 2022, Jin Xuan Luxury Tourism (Hainan) Digital Technology Co., Ltd. ("JX Hainan"), a subsidiary of JX Luxventure Limited (the “Company”), entered into and executed a Framework Agreement on Strategic Cooperation (the "Agreement") with Hainan Douxing Cultural Media Co., Ltd. (“Hainan Douxing”), one of the major live stream content providers with over 30 A list live streamers and reaches over 30,000,000 followers in China. Pursuant to the Agreement, Hainan Douxing will sell JX Hainan cross-border merchandise, including cosmetics and skincare products, in the amount up to USD30,000,000 on the live-stream E-commerce shows hosted by Hainan Douxing. An English translation of the Agreement is filed herewith as Exhibit 10.1.

On June 22, 2022, the board of director of the Company authorized a share repurchase program of up to US$5,000,000 of the Company’s common stock from time to time during a 12-month period by Sun “Ice” Lei, Chief Executive Officer of Company (the “Share Repurchase Program”). Although Sun Lei will not sell the shares in the public market for at least two years, she intends to establish a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, to comply with the requirements under Rule 10b5-1 with respect to the purchases and potential sales of the Company’s shares in the future.

On June 22, 2022, the Company issued a press release with respect to the Share Repurchase Program and the Agreement. The Press Release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Framework Agreement on Strategic Cooperation Agreement
99.1	Press Release

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